CUMULATIVE SUPPLEMENT NO. 1	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED APRIL 25, 2013	REGISTRATION NO. 333-175144

$75,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS A PROMISSORY NOTES

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This Cumulative Supplement No. 1 (this “Supplement”) relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC of its Class A Notes.

This Supplement should be read in conjunction with the prospectus dated April 25, 2013. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus. This Supplement is cumulative of all prior supplements to the prospectus and such prior supplements should be disregarded on and after the date of this Supplement. The terms and conditions of the Offering and the Class A Notes are set forth in the prospectus as revised by this Supplement.

RESIGNATION OF CHIEF EXECUTIVE OFFICER

AND APPOINTMENT OF MANAGER-IN-CHARGE

Effective October 2, 2013, with the agreement of the Company’s Board of Managers, Billy M. Dodson resigned as the Company’s Chief Executive Officer (“CEO”) and President and also resigned his offices with MP Securities, MP Realty, and MPF. Effective upon Mr. Dodson’s resignation, the Board appointed Mr. Van C. Elliott, a Manager of the Company since its inception and its Secretary, as Manager-in-Charge. During his service as Manager-in-Charge, the Company did not pay Mr. Elliott any retirement, health or other employer benefits.

Effective November 8, 2013, the Company and Mr. Dodson entered into a Confidential Severance and Release Agreement. The Severance Agreement requires the Company to (i) pay Mr. Dodson aggregate severance pay of $196,355, in two equal installments, the first of which has been paid and the second of which must be paid by March 1, 2014; (ii) pay for coverage under the Company’s group medical plan for a period of nine months for Mr. Dodson and eligible members of his family; and (iii) pay up to $15,500 for career transition services.

In the Severance Agreement, Mr. Dodson agreed to, among other things, (i) fully release the Company, its wholly-owned subsidiaries, its equity owners, managers, officers, employees and other named releasees from all claims arising from his employment, with, separation or termination of employment and any act, omission or transaction of the Company or the named releasees occurring on or before November 8, 2013; (ii) remain subject to certain confidentiality obligations that protect the Company’s proprietary information; and (iii) refrain for a period of one year after his termination of employment from soliciting any Company officer, employee or manager to leave the Company or use the Company’s proprietary information to contract with the Company’s customers, investors or business partners.

The Board expressed its sincere appreciation to Mr. Dodson for his valuable leadership and contributions to the Company throughout his tenure, which was during a time of numerous challenges resulting from the recent recession and disruptions in the financial markets.

APPOINTMENT OF INTERIM CEO

TO REPLACE MANAGER-IN-CHARGE

Effective November 12, 2013, the Company’s Board of Managers appointed Mr. James H. Overholt as the Company’s Interim Chief Executive Officer to serve for a period of six months. The Company and Mr. Overholt have entered into an Interim CEO Agreement dated December 5, 2013. With Mr. Overholt’s appointment, Mr. Van C. Elliott resigned as the Company’s Manager-in-Charge effective as of November 15, 2013, and will continue to serve as Company Secretary and as a member of the Company’s Board.

Mr. Overholt, age 66, has over 30 years of senior executive experience in the financial services industry, having served in senior executive officer and senior leadership positions with a number of financial institutions and with both national and community based ministries and churches.

Since 2010, Mr. Overholt has served as Executive Pastor of Living Oaks Community Church, a Thousand Oaks, California based church. During the years 2006 through 2010, Mr. Overholt served as Chief Investment Officer, then later President and Chief Executive Officer at Strongtower Financial, a Fresno, California based broker dealer and investment advisory firm specializing in financial and advisory services to churches, ministries, and church related organizations. During the years 2000-2004, Mr. Overholt provided consulting services to financial services firms. He also served as Chief Financial Officer and Stewardship Pastor for two nationally recognized Southern California churches. In 2004, Mr. Overholt was appointed Executive Director and Chief Operating Officer of the Mission America Coalition, a national organization of over 500 Christian denominational and ministry executives started by a small group of denominational leaders, including Rev. Billy Graham and Dr. William Bright. The Coalition has  sponsored and promoted many national initiatives, including media initiatives such as the films “Fireproof” and “Chronicles of Narnia.”

Mr. Overholt began his career at Harris Bank, a Chicago based bank that merged with and into the Bank of Montreal. During his 18 year term with Harris Bank, Mr. Overholt supervised and managed the bank’s underwriting, its investment banking division, primary securities dealer and brokerage operations. After Harris Bank’s merger with the Bank of Montreal, Mr. Overholt was appointed to serve as the Managing Director and Chief Executive Officer of Wachovia Securities, where he consolidated that firm’s brokerage, capital markets, and marketing of insurance products, and helped launched a proprietary mutual fund. In 1994, Mr. Overholt joined Nationsbank (Atlanta) and was tasked with the responsibility of consolidating the bank’s brokerage and capital markets division into a full services broker dealer firm. In 1996, Mr. Overholt was named President and Chief Executive Officer of Great Western Financial’s securities affiliate, which at the time was one of the largest sellers of investment products in the U.S., and was subsequently named to the additional positions of CEO of their Insurance Company, and Capital Management Company.

Pursuant to the terms of Mr. Overholt’s employment agreement, the Company will pay him the sum of $100,000, payable pro rata in regular periodic payments under the Company’s normal pay practices and policies.  In addition, the Company agreed to reimburse him for reasonable and necessary expenses he incurs in providing services to the Company as its Chief Executive Officer.

TERMINATION OF MANAGING BROKER AND APPOINTMENT

OF MP SECURITIES AS PLACEMENT AGENT FOR THE OFFERING

On December 31, 2013, Kendrick Pierce and Company Securities, Inc. (“KP”), the Managing Broker (“MB”) for the Offering, informed the Company and MP Securities that it had ceased operations as a broker-dealer. KP’s cessation of operations constituted a terminating event under its Managing Placement Agent Agreement (the “MPA Agreement”) with the Company. As MB, KP did not participate in the sales of the Notes. It did, however, have exclusive authority to manage and administer the Offering on behalf of the Selling Group and provided certain independent ongoing due diligence services, maintained Note sales records in the Offering, received and maintained investor purchase applications, and coordinated the preparation and use of supplemental sales materials for the Offering. The Company’s affiliated broker-dealer, MP Securities, has been appointed Managing Participating Broker (“MPB”) for the Offering. MP Securities will serve as MPB under the same terms and conditions set in the MPA Agreement, which has been amended and restated to so provide. As MPB, MP Securities will assume responsibilities for maintaining Note sales records for the Offering, receiving and processing investor purchase applications and preparing supplemental sales materials for the Offering but will not act as an underwriter or syndicate manager of the Selling Group for the Offering. As a consequence of the MB’s termination, these services will now be performed by a non-independent broker-dealer. MP Securities will, however, be required to perform these duties and functions in accordance with the same standards which are applicable to an independent broker-dealer. The plan of distribution of the Notes otherwise remains unchanged as a result of the MB’s termination.

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The date of this prospectus supplement is January 30, 2014.